Biomass Secure Power Inc.
40218 Wellsline Road Abbotsford BC V3G 2K7
Telephone: 604 807 4957

August 18, 2011

United States Securities and Exchange Commission
Washington, D. C. 20549
Attention: Lyn Shenk, Branch Chief

Dear Mr Shenk,

Re: Biomass Secure Power Inc. File No. 333-70836

We are responding to the issues raised during our conversation with Sonia Bednarowski on August 4, 2011 regarding our response letter dated June 24, 2011. We provide the following responses as agreed during that conversation.

For ease of reference we will use same number system used in your original letter dated April 20, 2011.

Form 10-K; for the fiscal year ended June 30, 2010

General

2.	We note that you have changed the filing of your periodic reports from that of a domestic filer to that of a foreign private issuer for the quarterly period ended September 30, 2009 and for the quarterly period ended September 30, 2010. Please tell us your basis for such a change.

Initial Response: We qualify as a 20-F filer by virtue of the majority of our shareholders are not resident in the United States. Three of our four directors are Canadian citizens whose permanent residences are in Canada and between those individuals, and other shareholders known to reside in Canada, hold 65.8% of our outstanding shares.

Additional Comment: The Company engaged a solicitor who advised us in error to file a 10-K for the year ended June 30, 2009. As a result, the error persisted until we were advised by our new solicitor that we qualify as a Foreign Private Issuer (“FPI”) and therefore can file 20-F. Therefore we have resumed filing the 20-F. We intend to continue to file as an FPI as long as we qualify to do so.

Market for Registrant’s Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities, page 11

4.	We note your disclosure on page F-24 in the notes of your financial statements regarding your stock option plan was approved on March 24, 2004. To the extent that you have a stock option plan, please provide the information required by Item 201(d) of Regulation S-K in tabular form. In addition, please file your stock option plan as an exhibit to Form 10-K.

Response: Upon our review of the filing we located the item you refer to on page F-13. We note your request for the information required in tabular form and as there were no stock options outstanding we will provide this detail in future filings.

Biomass Secure Power Inc.
United States Securities and Exchange Commission
June 24, 2011

Regarding your request to file the plan as an exhibit to Form 10-K, the plan approved by a previous Board of Directors. Our review of the historical board documents included in the records supplied to us by previous management does not include a copy of the approved plan. Therefore we are unable to attach a copy of the option plan.

Additional Comment: At the time new directors and management were appointed in 2007, they were not aware of the option plan approved on March 24, 2004. Subsequently management determined the options described under the plan were fully issued. It is now our belief the description contained in the financial statements regarding the option plan was not necessary. However, taken with the further information contained in the note that there were no options issued during 2010 and 2009 and there were no options outstanding as at June 30, 2010 the additional information is not misleading to users of the financial statements. For clarity the board of directors will be passing a resolution to cancel all outstanding stock option plans and the reference to the March 24, 2004 plan will be removed from future financial statements.

Directors, Executive Officers and Corporate Governance, page 23
Directors and Executive Officers, Promoters and Control Persons, page 23

5.	Please revise to include the business experience of Mr. Kownacki pursuant to Item 401(e) of Regulation S-K. For example, please include his principal occupation and employment during the past five years, including the name and principal business of any corporation or other organization in which such occupations and employment were carried on or advise.

Response: Mr Kownacki has been in the web development industry for the past ten years his employment history is as follows: Current Employer Carl Zeiss Vision since Nov 09, previously he was with Globel Mentoring April 05 to April 09. In both these positions he did web design and security work. His complete history has been filed on SEDAR on his personal information form.

We will amend his details in our next filing.

Additional Comment: The additional information is included in the amended 10-K.

Executive Compensation, page 27
Summary Compensation, page 27

6.	We note your disclosure in your financial statements that June 30, 2009 you issued common stock for a total of $126,700 management fees paid to a director and officer of the company. Please revise your summary compensation table as appropriate

Response: The compensation table correctly reflects the salaries accrued to the named executive officers. Certain of the salary amounts for 2010 were settled for shares, rather than cash.

Additional Comment: We have added a foot note to the summary compensation table explaining the indebtedness for the 2009 management fees and a portion of the 2008 management fees were settled by the issuance of shares.

Biomass Secure Power Inc.
United States Securities and Exchange Commission
June 24, 2011

Transactions with related persons, page 29

7.	Please delete the last paragraph on page 30 as you disclose transaction with related persons on page 31.

Response: Our filings where reviewed by the British Columbia Securities Commission and they requested we restate transactions with related persons. This was done and filed as an amendment on April 8, 2011. We believe that satisfies this request.

Additional Comment: We have removed the item from the amended 10-K as requested

Exhibits

10.	We are unable to locate Exhibits 3.1 and 21.1. Please file these exhibits in your next amendment.

Response: We will attach these exhibits with our next filing.

Additional Comment: We have added a foot note with respect to Exhibit 3.1 (filed on October 3, 2001 and have filed Exhibit 21.1 as requested.

Exhibits 31.1 and 32.1

11.	Please file the certifications required by Rule 13a-14(a) or Rule 15d-14(a) exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. In addition, please submit Section 1350 certification pursuant to Item 601(b)(32) of Regulation S-K as an exhibit in your next amendment.

Response: We will submit the correct certificate as requested.

Additional Comment: We have submitted the certifications required by Rule 13a-14(a) or Rule 15d-14(a) exactly as set forth in Item 601(b)(31)(i) of Regulation S-K with the amended 10-K filing. Further we have submitted Section 1350 certification pursuant to Item 601(b)(32) of Regulation S-K as an exhibit in your next amendment.

Yours truly,
BIOMASS SECURE POWER INC.
Per:

/S/ Jim Carroll

Jim Carroll, President / CEO

cc            Murray Swales, CFO